AB 2/28

SEC Mail Processing Section
FEB 26 2008
Washington, DC 111

08026272

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CE CAPITAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 BOSTON POST ROAD, WEST, SUITE 500
(No. and Street)

MARLBOROUGH	MA	01752
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN REED (508) 263-6262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEAN DOWNEY
(Name – *if individual, state last, first, middle name*)

6 LEXINGTON STREET, 3RD FLOOR	WALTHAM	MA	02452
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, JOHN REED, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CE CAPITAL ADVISORS, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/EXECUTIVE REPRESENTATIVE

Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CE CAPITAL ADVISORS, INC.

FINANCIAL STATEMENTS AND SCHEDULES

FOR THE YEAR ENDED

DECEMBER 31, 2007

WITH INDEPENDENT AUDITOR'S REPORT

CE CAPITAL ADVISORS, INC.

FINANCIAL STATEMENTS AND SCHEDULES

FOR THE YEAR ENDED

DECEMBER 31, 2007

WITH INDEPENDENT AUDITOR'S REPORT

SEAN J. DOWNEY
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
CE Capital Advisors, Inc.
293 Boston Post Road West, Suite 500
Marlborough, MA 01752

I have audited the accompanying statement of financial condition of CE Capital Advisors, Inc. as of December 31, 2007 and the accompanying statements of operations, cash flows and stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of CE Capital Advisors, Inc. as of December 31, 2007 and for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financials statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

February 20, 2008

6 LEXINGTON STREET, 3RD FLOOR • WALTHAM, MA 02452-4416
PHONE (781) 894-1200 • FAX: (781) 894-5200
E-mail: DOWNEYCPA@aol.com

CE CAPITAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 108,103
Accounts receivable	175,591
Prepaid expenses	1,327
Total assets	$ 285,021

LIABILITIES AND STOCKHOLDER EQUITY

Liabilities:	
Accounts payable	$ 71,136
Deferred revenue	8,750
Federal income tax payable	9,000
State income tax payable	3,000
Total liabilities	91,886
Stockholder Equity:	
Common stock (1,500 shares authorized, 800 shares issued and outstanding, $0.01 par value per share)	8
Additional paid-in capital	177,702
Retained earnings	15,425
Total stockholder equity	193,135
Total liabilities and stockholder equity	$ 285,021

The accompanying notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	$ 264,796
OPERATING EXPENSES:	
Advertising	1,391
Customer debits & Write-offs	1,125
Professional fees	18,369
Audit fee	1,500
License & registration	2,191
Rent	21,600
Salaries	95,748
Telephone	2,400
Other expenses	1,662
Total operating expenses	145,986
OPERATING INCOME	118,810
Interest income	-
NET INCOME BEFORE TAX	118,810
Deferred tax income-Federal	6,637
Deferred tax income-State	4,258
Income tax expense-Federal	9,000
Income tax expense-State	3,456
NET TAX EXPENSE	23,351
NET INCOME AFTER TAX	$ 95,459

The accompanying notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	$ 8	$ 124,283	$ (80,615)	$ 43,676
Net income	-	-	95,459	95,459
Prior period adjustment	-	(581)	581	-
Additional investment	-	54,000	-	54,000
Balance, December 31, 2007	$ 8	$ 177,702	$ 15,425	$ 193,135

The accompanying notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FRON OPERATING ACTIVITIES:	
Net income	$ 95,459
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in accounts receivable	(174,466)
Decrease in prepaid expenses	981
Decrease in deferred tax assets	10,895
Increase in accounts payable	68,648
Increase in deferred revenue	8,750
Increase in Federal income tax payable	9,000
Increase in state income tax payable	3,000
Net cash provided by operating activities	22,267
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in additional paid-in capital	54,000
Net cash provided by financing activities	54,000
NET INCREASE IN CASH	76,267
CASH AND CASH EQUIVALENTS:	
Beginning of year	31,836
End of year	$ 108,103

The accompanying notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: CE Capital Advisors, Inc. was organized as a Massachusetts corporation. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), formally known as the NASD. The Company's business is to act as a broker in merger and acquisition transactions for private companies.

The Company is wholly-owned by Concentric Energy Advisors, Inc. ("Parent") that provides the Company with office facilities and administrative services in exchange for management fees.

Income Taxes: The Company has elected to be taxed as a C Corporation. All income will be taxed at the Company level for both the Federal and state governments. The Company had a net operating loss carry forward of $80,034 at December 31, 2006 that is used in 2007.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $24,967, which was $19,425 in excess of its required net capital of $5,542.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company occupies office facilities and is provided general and administrative services by its Parent in exchange for monthly management fees.

Effective July 2004, the Company receives invoices for management services each month from the Parent based on a reasonable estimate of the cost of occupancy and administrative services provided. Fees paid for months of January 2007 through December 2007 were $2,000 monthly. However, fees are not payable if the Company is unable to pay due to lack of collections from customers.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with the Parent did not exist.

NOTE 4 – CONCENTRATIONS

All revenue for the year ended December 31, 2007 was earned from two clients plus a $35,000 one-time special consolidation payment from the Financial Industry Regulatory Authority.

CE CAPITAL ADVISORS, INC.

**Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities and Exchange Act of 1934**

December 31, 2007

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
DECEMBER 31, 2007

Net Capital	
Total stockholder equity qualified for net capital	$ 193,135
Deduction for non-allowable assets:	
Accounts receivable (net of deferred revenue)	(166,841)
Prepaid expenses	(1,327)
Net capital before haircuts	24,967
Less haircuts	-
Net capital	24,967
Minimum net capital required	5,542
Excess net capital	$ 19,425
Aggregate Indebtness:	
Liabilities	$ 83,136
Ratio of aggregate indebtedness to net capital	3.33 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA FOR FORM X-17A-5 AS OF DECEMBER 31, 2007

Net capital as reported in FOCUS Part IIA	$ 24,967
Rounding	-
Net capital as reported above	$ 24,967

No material differences exist between audited computation of net capital and unaudited computation of net capital.

CE CAPITAL ADVISORS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2007

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' monies or securities.

SEAN J. DOWNEY
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder of
CE Capital Advisors, Inc.
293 Boston Post Road West, Suite 500
Marlborough, MA 01752

In planning and performing my audit of the financial statements of CE Capital Advisors, Inc. for the year ended December 31, 2007 I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by CE Capital Advisors, Inc. that I considered relevant to the objective stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations on aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become

6 LEXINGTON STREET, 3RD FLOOR · WALTHAM, MA 02452-4416
PHONE (781) 894-1200 · FAX: (781) 894-5200
E-mail: DOWNEYCPA@aol.com

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, which I consider to be material weaknesses as defined above.

These conditions were considered in determining the nature, timing and extent of procedures performed in my audit of the financial statements for the period ending December 31, 2007 and this report does not effect my report thereon dated February 20, 2008.

In addition, no facts came to my attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 20, 2008

END